Exhibit 99.3

INDEPENDENT AUDITORS’ CONSENT – 2002

We consent to the incorporation by reference in the Registration Statement (File No. 333-109392) of Royal Bank of Canada on Form F-9 of our reports dated November 19, 2002, relating to the consolidated financial statements of Royal Bank of Canada, appearing in the Annual Report on Form 40-F of Royal Bank of Canada for the year ended October 31, 2002, and to the reference to us under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

By:	(signed) “Deloitte & Touche LLP”	By:	(signed) “PricewaterhouseCoopers LLP”

	Chartered Accountants		Chartered Accountants

Toronto, Canada		Toronto, Canada
April 13, 2004		April 13, 2004